Filed by Comtech Telecommunications Corp.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: CPI International, Inc.
Commission File No.: 000-51928
Comtech Telecommunications Corp. to Acquire CPI International, Inc. for
$472.3 Million in a Strategic and Accretive Transaction
Expands One-Stop Shopping Approach for RF Microwave Products and
Provides Immediate Customer and Product Diversification
Employee Questions and Answers

Cautionary Statement Regarding Forward-Looking Statements
Certain information in these Employee Questions and Answers contains forward-looking statements, including but not limited to, information relating to Comtech Telecommunications Corp.’s (“Comtech” or the “Company”) future performance and financial condition, plans and objectives of the Company’s management and the Company’s assumptions regarding such future performance, financial condition, plans and objectives that involve certain significant known and unknown risks and uncertainties and other factors not under the Company’s control which may cause actual results, future performance and financial condition, and achievement of plans and objectives of the Company’s management to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include: the risk that the acquisition of CPI may not be consummated for reasons including that the conditions precedent to the completion of the acquisition may not be satisfied; the possibility that the expected synergies from the proposed merger will not be realized, or will not be realized within the anticipated time period; the risk that the Company’s and CPI’s businesses will not be integrated successfully; the possibility of disruption from the merger making it more difficult to maintain business and operational relationships; any actions taken by either of the companies, including but not limited to, restructuring or strategic initiatives (including capital investments or asset acquisitions or dispositions); the timing of receipt of, and the Company’s performance on, new orders that can cause significant fluctuations in net sales and operating results; the timing and funding of government contracts; adjustments to gross profits on long-term contracts; risks associated with international sales, rapid technological change, evolving industry standards, frequent new product announcements and enhancements, changing customer demands, and changes in prevailing economic and political conditions; risks associated with the results of ongoing investigations into the Company’s compliance with export regulations; risks associated with the Company’s legal proceedings and other matters; risks associated with the Company’s MTS and BFT contracts; risks associated with the Company’s obligations under its revolving credit facility; and other factors described in the Company’s and CPI’s filings with the Securities and Exchange Commission.
Participants in Solicitations
Comtech, CPI and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from stockholders of CPI in connection with the merger. Information regarding Comtech’s directors and officers is available in Comtech’s proxy statement on Schedule 14A for its 2009 annual meeting of stockholders, which was filed with the SEC on November 9, 2009. Information regarding CPI’s directors and executive officers is available in CPI’s proxy statement on Schedule 14A for its 2010 annual meeting of stockholders, which was filed with the SEC on January 20, 2010. Additional information regarding the interests of such potential participants will be included in the proxy statement and the other relevant documents filed with the SEC when they become available.

Additional Information about the Transaction and Where to Find It
These Employee Questions and Answers shall not constitute an offer of any securities for sale. The acquisition will be submitted to CPI’s stockholders for their consideration. In connection with the acquisition, Comtech and CPI intend to file relevant materials with the SEC, including the registration statement, the proxy statement/prospectus and other relevant documents concerning the merger. Investors and stockholders of Comtech and CPI are urged to read the registration statement, the proxy statement/prospectus and other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to the documents because they will contain important information about Comtech, CPI and the merger.
Stockholders of Comtech and CPI can obtain more information about the proposed transaction by reviewing the Form 8-K to be filed by Comtech and CPI in connection with the announcement of the entry into the merger agreement, and any other relevant documents filed with the SEC when they become available. The registration statement, the proxy statement/prospectus and any other relevant materials (when they become available), and any other documents filed by Comtech and CPI with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and stockholders may obtain free copies of the documents filed with the SEC by directing a written request to: Comtech Telecommunications Corp., 68 South Service Road, Suite 230, Melville, New York 11747, Attention: Investor Relations, or CPI International, Inc., 811 Hansen Way, Palo Alto, California 94303, Attention: Investor Relations. Investors and stockholders are urged to read the registration statement, the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.

Employee Questions and Answers
1.	How will this transaction benefit employees?
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This transaction is important to employees of both companies. We believe that the combination of two great companies will allow us to invest in new technologies and enables us to provide all employees with a wider range of career opportunities.

2.	Will there be any layoffs as a result of the transaction?
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Comtech and CPI will remain independent companies until the merger closes. Once the acquisition closes, Comtech does not anticipate cancelling any product lines and intends to support all products, solutions and customers around the world. Obviously, employees from both companies will be critical to the success of the combination and we believe there will be more opportunities for our current employees to advance their careers as we make this acquisition a success.

•	Although there will be some redundant functions that are anticipated to be eliminated, the combined companies are anticipated to continue to grow which should result in a net increase in new jobs.

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While it is premature to discuss specifics now, we will be working together to assemble an integration team that will begin identifying how to best build upon each company’s strengths and most effectively bring our companies together. We intend to provide future communication regarding the specifics of integration plans as we gain better visibility on the timeline for the completion of the transaction.

3.	How will this transaction affect my benefits?
•	During the integration planning stages, Comtech will perform a comprehensive review of benefit plans and will provide further communication to employees.

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As a combined company, we intend to continue to offer a comprehensive and competitive compensation and benefits package for employees of both companies that will allow us to continue to attract and retain the talent needed to successfully drive the company forward.

•	Our intention is that any benefit plan changes will be communicated as quickly as possible so that employees can consider the impact as it relates to their personal situations.

4.	After the transaction closes, what will the combined company be called?
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The combined company will be called Comtech; however, CPI will remain a subsidiary. Both companies have very powerful global brand names and we intend to build upon both brands. As such, Comtech plans to retain CPI-branded products for the foreseeable future.

5.	Who will lead the combined company and will the Company’s headquarters be moved to Palo Alto or stay in New York?
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CPI senior management will make all decisions related to CPI’s business until the transaction closes. After the acquisition closes, Fred Kornberg will continue to be the President and Chief Executive Officer of Comtech and Michael Porcelain will continue to be the Senior Vice President and Chief Financial Officer of Comtech. The headquarters of the combined company will be in Melville, NY and Comtech’s senior management team will lead the combined company.

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We anticipate that CPI senior management will remain with the company in their current or similar roles and will work directly with Comtech to manage the integration and restructuring of CPI’s operations into Comtech’s.

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During our due-diligence, we have met with many members of CPI management and a variety of CPI employees. We have been very impressed with the CPI team. We look forward to working with all of CPI’s talented workforce.

6.	What can employees expect in the interim?
•	It will be business as usual.

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Until the transaction closes, CPI and Comtech will remain separate and independent companies. We all need to remain focused on achieving our goals and serving our customers with the same passion and dedication that they expect from our two companies. We will update our employees as we move forward to complete this transaction. We are counting on all of you to continue, as always, to provide our customers with the value and superior service they have come to expect.

7.	Should I be speaking to my counterpart at the other company?
•	Until the transaction closes, you should conduct your business as you always have. You should not contact any employee at the other company unless you are requested to do so by your supervisor.

8.	How will this transaction affect our relationship with our customers?
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We believe that the transaction will be highly beneficial to our customers. We will be able to offer a broader range of products to our customers, and will have additional resources, primarily talented employees, to invest in innovative products that provide greater benefits to our customers.

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The Comtech and CPI sales teams are calling and emailing their respective customers separately to inform them of this news, and help address their questions. We will be working closely with our customers to help ensure that they understand the many real benefits of this transaction and why we believe the combined companies will be an even better strategic partner.

9.	What should I do if I receive a call from a reporter or analyst asking for information about the acquisition?
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There are a variety of securities regulations and other laws which you could inadvertently violate by speaking to a reporter or analyst about the transaction. As such, employees are prohibited from speaking to reporters or analysts without the prior explicit approval of your respective Chief Executive Officer.

•	If you are contacted, you must inform your local subsidiary President or supervisor who will inform your Chief Executive Officer.
10.	Where can employees obtain additional information?
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Many of the details regarding how the combined companies will operate are still being worked out. We will make every effort to keep you informed about developments and progress throughout the process. In the interim, your manager and Human Resource representative will be available to address questions.